November 14, 2007

Mr. Juan Migone
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0402

RE:	Aces Wired, Inc.
Registration Statement on Form SB-2/A#3
Filed June 29, 2007
File NO. 333-138527

Dear Mr. Migone:

Thank you for the comments included in your letter to us, dated July 13, 2007. We have repeated below each of the comments included in your letter and have included specific responses following each one. Unless indicated otherwise, all references in this letter are to the applicable sections of Amendment No. 4 to the Form SB-2 we filed with the Commission on November 14, 2007 (Amendment No. 4), and the quarterly and annual consolidated financial statements of Aces Wired, Inc. that are included in Amendment No. 4.

Additionally, attached hereto as Exhibit A are revised impairment tests as of April 29, 2007, which either include and/or enhance our responses to certain of the comments. We performed these tests both in response to Comment 2 and pursuant to our review and understanding of the applicable guidance under SFAS 142 and SFAS 144.

It is important to note that the assumptions and estimates we used in the tests, as well as the probabilities we assigned to the centers remaining open, were as of April 29, 2007, which were supported in part by a favorable ruling we received on September 24, 2007 from a federal court regarding the legality of our AWP operations in Texas. This ruling was reported to the SEC in a current report on Form 8-K, dated September 27, 2007. The subject tests also take into consideration the temporary closing of our Amarillo amusement center on November 9, 2007, even though the event occurred subsequent to the April 29, 2007 measurement date. This had the affect of decreasing total projected undiscounted cash flow, but did not change our conclusions that the long-lived assets at the Amarillo center as well as all of our other amusement centers and AWP business generally were not impaired as of April 29, 2007.

Form SB-2 Registration Statement

Management Discussion and Analysis or Plan of Operations

Critical Accounting Policies, page 22

Comment:

1.
We note your response to our prior comment 2. However, please provide us with the specific accounting literature that supports your conclusion that you did not have to perform an impairment analysis for the Corpus Christi and Killeen gaming centers. In your response, specifically address how you are exempt from paragraph 8 of SFAS 144. Additionally, tell us why you believe it is appropriate to have significant differences in the assumptions used in your SFAS 142 and SFAS 144 impairment analyses.

Response:

a) However, please provide us with the specific accounting literature that supports your conclusion that you did not have to perform an impairment analysis for the Corpus Christi and Killeen gaming centers. In your response, specifically address how you are exempt from paragraph 8 of SFAS 144.

We believed at the time that preparing impairment tests for the two centers was impractical as we could not reasonably determine the duration of the closures, or more importantly, when the two centers might reopen. However, we have now prepared impairment tests for these centers based on our assessments that the Killen center reopens and that both centers remain open. Our assessments were based primarily on discussions with our legal counsel regarding the probabilities that we will receive favorable rulings in the litigation currently taking place with respect to these centers.

Mr. Juan Migone
November 14, 2007

On June 19, 2007, we reopened the Corpus Christi center and have included in Exhibit A an impairment test pursuant to SFAS 144 for the asset group that comprised this center as of April 29, 2007. Based on the results of this test, we determined that the long-lived assets (asset group) associated with the Corpus Christi center were recoverable as of April 29, 2007.

We also performed a SFAS 144 impairment test for the Killeen center. In this test, we assumed the center will reopen on the first day of our second fiscal quarter of 2008 (or February 4, 2008). Based on the results of this test, which is also included at Exhibit A, we determined that the long-lived assets (asset group) associated with the Killeen center were recoverable as of April 29, 2007.

b) Additionally, tell us why you believe it is appropriate to have significant differences in the assumptions used in your SFAS 142 and SFAS 144 impairment analyses.

Regarding goodwill, the first step of the SFAS 142 impairment test “compares the fair value of a reporting unit with its carrying amount, including goodwill.” (SFAS 142, ¶ 19) The first step of the 144 impairment test, however, involves the evaluation of a particular long-lived asset (or “asset group”) to determine whether the undiscounted cash flows that are “largely independent of the cash flows of other groups of assets and liabilities” and “expected to arise as a direct result of the use . . . of the asset (asset group)” (SFAS 144, ¶¶ 16 and 4) exceed the carrying value of the long-lived asset (asset group); that is, is the carrying value of the long-lived asset (asset group) recoverable as of the measurement date?

The methodologies employed in the impairments tests at Exhibit A comply with the objectives of the initial tests under SFAS 144 and SFAS 142 and are generally based on the same assumptions with the following exceptions. Additionally, we assumed growth in both tests in terms of the number of centers and machines in operations.

▪	The SFAS 144 undiscounted cash flows are pretax cash flows.

▪	The SFAS 142 discounted cash flows are after-tax cash flows.

▪
The cumulative numbers of machines (the machines being the “primary asset” from which the cash flows are derived) used in the SFAS 144 test were limited to the number of machines we had on hand as of April 29, 2007. Additionally, the timeline used in the SFAS 144 test was limited to the remaining useful lives of those machines as of April 29, 2007. In our SFAS 142 test, however, we assumed those machines were replaced with new machines at the end of their 60-month useful lives. The respective cost of those machines is included in the cash flows used in the SFAS 142 test.

▪
For purposes of the SFAS 144 test, certain administrative overhead (including the legal fees directly related to the litigation arising from the Attorney General’s opinion) related to the operations of the centers was allocated to the centers based on the contribution (or net cash flow) from each center before such allocation. All administrative overhead was considered in the SFAS 142 test. Additionally, because that test was performed at the business segment level, such overhead was not pushed down to the centers.

Comment:

2.
In your response to our prior comment 4, you state that you do not believe performing impairment tests by assuming closure of one or any combination of gaming centers would be any more or less reasonable than assuming all centers will remain open. Given your belief that neither assumption is any more or less reasonable than the other and the significant uncertainty of the timing and amount of cash flows that may result from a positive or negative resolution to the matter, it would appear that your expected present value calculations should incorporate multiple cash flow scenarios that reflect the range of possible outcomes. Refer to paragraph 23 of SFAS 144 and to paragraph 24 of SFAS 142 for guidance. Please revise your analyses accordingly.

Mr. Juan Migone
November 14, 2007

Response:

We have revised our SFAS 142 and SFAS 144 tests using probability-weighted expected cash flows, which were determined in the manner described at Example 2 - Probability-Weighted Cash Flows in SFAS 14 (¶¶ A5 to A7).

In our tests, we were considered and assigned probabilities of occurrence to two “courses of action”: 1) the center remains open throughout the test period; or 2) the center is closed throughout the test period. No cash flows were assumed under the “center is closed” course of action. The results of these revised tests and the assumptions and methodologies we employed to perform them are presented in more detail at Exhibit A.

Comment:

3.
We note that you reported a significant operating loss of $720,110 for the AWP segment for the 26 weeks ended April 29, 2007, yet you project significant operating income of $371,946 for the reminder of 2007. In this regard, please provide us with a reconciliation of revenues, operating expenses and your calculation of amounts per machine day used in your SFAS 142 and SFAS 144 impairment analyses, to the amounts reported on pages 18 and 19 of your MD&A.

Response:

The results of operations for the 26 weeks ended April 29, 2007 are for the entire AWP reporting unit and include the operating results for closed gaming centers, administrative overhead and net nonoperating expenses (mostly interest expense). The projected operating income for the second half of fiscal year 2007 used in our original SFAS 144 and SFAS 142 tests were based only on the projected operating results for our Ft. Worth (#1), Amarillo (#4) and Copperas Cove (#6) gaming centers.

Because our revised SFAS 142 and SFAS 144 tests are based in part on the results of operations and net hold amounts for the 13 weeks ended July 29, 2007, we have included at Exhibit B reconciliations of the operating results and net hold amounts for such 13-week period in addition to the reconciliations you requested for the 26 weeks ended April 29, 2007.

Additionally, when preparing the MD&A for our third quarter 2007 Form 10-QSB, we noted that certain statistics reported in our second quarter 2007 Form 10-QSB, including certain of the net hold amounts used in our original SFAS 142 and SFAS 144 impairment tests, were incorrectly calculated using calendar days for the three months and six months ended April 30, 2007 and 2006 rather than fiscal days for the 13 weeks and 26 weeks ended April 29, 2007 and 2006. The revised SFAS 142 and SFAS 144 impairment tests included herein have been adjusted, as applicable. The table below illustrates the changes in such affected statistics for the 13 weeks (second quarter) and 26 weeks (first half) ended April 29, 2007 and 2006. We first began reporting these statistics in our second quarter 2007 Form 10-QSB for the sole purpose of visually illustrating the improvements in the operating margins for our AWP business segment for the subject 2007 periods compared to the same periods of 2006.

Mr. Juan Migone
November 14, 2007

Change from Amounts Reported in Form 10-QSB for 2nd Fiscal Quarter 2007

	Increase (Decrease)

	Second Quarter of
	2007	2006

Machine days	1,018	134

Net hold per machine day	$(7.89)	$(1.76)

Operating expense per machine day	$(10.72)	$(3.56)

Operating margin per machine day	$2.83	$1.80

	First Half of
	2007	2006

Machine days	473	(61)

Net hold per machine day	$(1.31)	$0.55

Operating expense per machine day	$(1.62)	$1.19

Operating margin per machine day	$0.31	$(0.64)

Comment:

4.
Please supplementally provide us with a reconciliation of the carrying amount of the reporting unit under SFAS 142 and the carrying amount of the asset group under SFAS 144, as included in your impairment analyses, to your consolidated balance sheet.

Response:

We have prepared similar reconciliations based on the applicable carrying amounts used in our revised tests, which reconciliations are included at Exhibit C hereto.

Comment:

5.
Please tell us why you do not allocate the legal costs associated with your AWP operations to the specific segment. In this regard, when certain costs can not be allocated to specific segments, a separate line item for corporate overhead can be used to reconcile segments results to your total consolidated reported amounts. In this case, it appears that the legal costs associated with the Attorney Generals opinion are directly related to the AWP segment. Further, since obtaining a favorable judgment from the courts appears to be critical to the continuation of your AWP operations, please tell us why you do not believe that these costs should be included in your impairment analysis.

Response:

We have reconsidered and have included the subject legal fees in the operating results of our AWP business segment for the 13-week and 39-week periods ended July 29, 2007, and we will continue to include these legal fees in our AWP operating results in future reporting periods. Additionally, we included such actual and estimated future legal expenses in the cash flows used in our SFAS 142 and SFAS 144 tests.

Comment:

6.
We note your response to our prior comment 4. However, we reissue our prior comment. To the extent your assumptions about future growth and sales volumes differ significantly from your past performance, we believe you should disclose the key assumptions used and discuss how they were determined, how reliable they are, and the effect on your financial statements if actual results vary from your assumptions (i.e., a sensitivity analysis). Please also discuss how accurate and reliable your past assumptions have proven to be. Lastly, revise your MD&A and notes to the financial statements to include the most significant assumptions used in your impairment analysis. Further, future filings should compare your projections to actual results. For example, your disclosure should compare the projected number of machines, revenue per machine day as well as total cash outflows and inflows to your actual performance.

Mr. Juan Migone
November 14, 2007

Response:

We have revised Note 2 to the quarterly consolidated financial statements and the critical accounting policies (pages 33 and 34), as applicable, included in Amendment No. 4.

Consolidated Financial Statements

Comment:

7.
We note your response to our prior comment 6 in which you state you do not believe an accrual for lease costs is required because you do not presently intend to give up your rights to any of the leased properties you have closed. However, the FASB considered and rejected the commitment date approach, which is based on the intended actions of an entity, in favor of the cease-use date approach. See paragraph B47 of SFAS 146 for guidance. The right granted by your leases is to occupy and use the leased space. Although your rights continue, SFAS 146 requires recognition of a liability for lease costs when you cease using those rights (i.e., when you cease occupying and using the space to generate an economic benefit). Therefore, we believe you should rigorously reassess your accounting under paragraphs 14 to 16 of SFAS 146 and restate your financial statements to recognize a liability for costs that will continue to be incurred under leases for closed AWP gaming centers without economic benefit to you. Additionally, please revise the footnotes to your financial statements to provide the disclosures required by paragraph 20 of SFAS 146 and to disclose the significant assumptions used in measuring the liability.

Response:

The Corpus Christi center was reopened in June 2007, and the Killeen center remains closed. Also, at the request of local authorities in Potter County, Texas, we temporarily closed our Amarillo center on November 9, 2007 pending litigation regarding our rights to operate our AWP business in that county. These events are disclosed in Amendment No. 4.

We rent the facility for the Killeen center under a month-to-month lease, and the landlord has waived his rentals for this property while it remains closed (we do however, continue to accrue the minimum monthly rental for that property). The lease for the Amarillo facility allows us to terminate that lease without penalty if we are precluded from operating our AWP business there due to regulatory reasons. The lease for the Corpus Christi facility allows us to terminate that lease for any reason upon payment of three months’ rentals (or $33,500 net of lease security deposits). Accordingly, if we receive unfavorable court rulings in any of the counties where these centers are located, we will exercise our early termination options accordingly. Other than the leases, there are no significant long-term financial obligations associated with any of these centers.

Due to the immateriality of these lease agreements, together with the absence of any other significant long-term financial obligations associated with these centers, we do not believe that restatement of our second quarter 2007 operating results is necessary nor is disclosure of these temporary closures required under SFAS 146

Mr. Juan Migone
November 14, 2007

General

Comment:

8.	Consideration should be given to the updating requirements of Item 310 (g) of Regulation S-B.

Response:

The financial statements included in Amendment No. 4 are updated for the quarter and year-to-date periods ended July 29, 2007, the end of our third fiscal quarter of 2007.

Comment:

9.	An updated consent should be included in any amendment to the filing.

Response:

An updated consent is included in Amendment No. 4.

If you have any questions, please do not hesitate to call me at (214) 261-1966.

Sincerely,

Christopher C. Domijan,
Executive Vice President and Chief Financial Officer

c:	Via facsimile: (832) 397-8071
William T. Heller IV Esq.
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002

Exhibit A

Impairment Tests

Introduction

This narrative is intended to provide an overview of and serve as a supplement to the principal assumptions and methodologies we used in performing the following impairment tests of our amusement-with-prize (AWP) related long-lived assets (including intangible assets subject to amortization) and goodwill pursuant to SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and SFAS 142, “Goodwill and Other Intangible Assets,” respectively.

Under SFAS 144, the first step of the impairment test is to determine whether the expected future undiscounted cash flow resulting from the direct use of the long-lived asset (asset group) being tested exceeds the carrying value of the long-lived asset (asset group) as of a specific point in time. For the purpose of our SFAS 144 test, the measurement date was determined to be April 29, 2007, or the end of the reporting period immediately following the adverse opinion issued by the Attorney General of Texas in March 2007. If the carrying value of the long-lived asset (asset group) is not recoverable (i.e., the undiscounted cash flow is less than the carrying value), the impairment loss, if any, is measured as the difference between the fair value of the long-lived asset (asset group) and its carrying value (the second step of the test).

Under SFAS 142, the first step of the impairment test is to determine whether the fair value of the reporting unit to which goodwill is assigned exceeds the carrying value of the reporting unit as of a specific point in time. Like our SFAS 144 test, the measurement date was determined to be April 29, 2007. If the fair value of the reporting unit is less than its carrying value, goodwill is considered to be impaired. The second step of the SFAS 142 test is to allocate such fair value (the “purchase consideration”) to the tangible and intangible assets and liabilities of the reporting unit in a manner essentially the same as that prescribed under SFAS 141, “Business Combinations.” The recognized impairment loss is the difference between the carrying value of goodwill and its adjusted basis resulting from the allocation of the purchase consideration to the other tangible and intangible assets and liabilities of the reporting unit.

Based on the results of our SFAS 144 and SFAS 142 impairment tests, we believe that as of April 29, 2007:

•	The carrying values of the long-lived assets associated with our AWP reporting unit were recoverable.

•	The goodwill assigned to our AWP reporting unit was not impaired.

SFAS 144 Tests (the 144 tests)

➢
The terms “long-lived asset(s)” and “asset group(s)” are used interchangeably throughout this discussion of our 144 tests. However, all of our 144 tests were performed on asset groups and not on any long-lived assets specifically.

➢	Our 144 tests were performed using the guidance under that Statement for “long-lived assets to be held and used.”[1]

➢	We performed 144 tests for those long-lived assets “in use”[2] and “under development”[3] as of April 29, 2007.

1 “For a long-lived asset or assets to be held and used, that group (hereinafter referred to as an asset group) represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.” (SFAS 144, ¶ 4)

2 “The Board decided that a long-lived asset (asset group) that is in use, including a long-lived asset (asset group) for which development is substantially complete, should be tested for recoverability based on its existing service potential at the date of that test. Therefore, estimates of future cash flows used in that test should exclude the cash flows associated with asset-related expenditures that would enhance the existing service potential of a long-lived asset (asset group) that is in use.”
(SFAS 144, ¶ B28)

3 “The Board observed that in contrast to a long-lived asset (asset group) that is in use, a long-lived asset (asset group) that is under development will not provide service potential until development is substantially complete. The Board decided that such an asset (asset group) should be tested for recoverability based on its expected service potential. Therefore, estimates of future cash flows used in that test should include the cash flows (cash outflows and cash inflows)

Exhibit A

Impairment Tests

•	The long-lived assets in use were defined as follows, which grouping was based in part on the interdependency among these long-lived assets to generate joint cash flows.[4]

•
The net assets of the Ft. Worth (#1), Killeen (#2)[5], Amarillo (#4)[6], Corpus Christi (#5) and Copperas Cove (#6) gaming centers (the Existing Centers), after elimination of intercompany assets and liabilities and less cash.

▪	The net assets include the carrying values of the owned AWP machines and back-office systems to support the games (one system per center) deployed at those centers as of April 29, 2007.

•	The carrying values of the intangible assets subject to amortization (the favorable game contracts and proprietary software), capitalized gaming software and noncurrent prepaid gaming contract fees.

•
Long-lived assets under development were defined as all of the other AWP related long-lived assets (excluding goodwill) not otherwise allocated above consisting mostly of our inventories of gaming machines and back-office systems.

•
These machines and back-office systems (one system per center) are assumed to be deployed as follows. The following new, or Prospective, centers and the respective opening dates for those new centers are based on actual plans we are implementing to expand our AWP business during our fiscal year ending November 2, 2008.

▪	199 machines are deployed at the Ft. Worth center (#1), which increases the number of owned machines in operations at that center to 230 machines by the beginning of fiscal year 2009.

▪
Five machines are deployed at the Copperas Cove center (#6), which increases the number of owned machines in operations at that center to 25 machines by the beginning of the fourth fiscal quarter of 2007.

▪	65 machines and 45 machines, respectively, are deployed in new gaming centers in San Antonio (#9) and Ft. Worth (#11) on February 4, 2008 (the first day of our second fiscal quarter 2008).[7]

associated with all future asset-related expenditures necessary to develop the asset (asset group), whether those expenditures would be recognized as an expense or capitalized in future periods.” (SFAS 144, ¶ B31)

4“In Statement 121, the Board acknowledged that the primary issue underlying the grouping of long-lived assets is when, if ever, it is appropriate to offset unrealized losses on some assets by unrealized gains on other assets. However, the Board concluded that such offsetting is appropriate when a long-lived asset that is not an individual source of cash flows is part of a group of assets that are used together to generate joint cash flows. The Board affirmed that conclusion in this Statement . . . the Board also acknowledged that grouping long-lived assets requires significant judgment.” (SFAS 144, ¶¶ B44 and B45)

5 It is assumed that the Killeen center is reopened on February 4, 2008, the first day of our second fiscal quarter of 2008.

6 The Amarillo center, which was closed on November 9, 2007, is assumed to reopen on February 4, 2008.

7 It is possible that centers # 9 and #11 might be open as soon as the end of November 2007 and December 2007, respectively.

Exhibit A

Impairment Tests

▪	65 machines and 45 machines, respectively, are deployed in new gaming centers in San Antonio (SAT #2) and Ft. Worth (FTW #3) on May 5, 2008 (the first day of our third fiscal quarter 2008).

➢
Our estimates of future cash flows were made over periods approximating the remaining useful economic lives as of April 29, 2007 of the AWP machines (the “primary asset”8) deployed at each center. The number of machines in operations at each center includes machines provided to us under licensing agreements as well as our own machines.

•
As of April 29, 2007, we had 469 spare machines, 83 of which are leased machines. The remaining 386 machines are currently not being depreciated; depreciation of these machines commences once they are placed into revenue service.

•
All of the machines deployed in the Prospective Centers as well as the additional machines deployed in the Ft. Worth (#1) and Copperas Cove (#6) centers come from this inventory of spare machines. After such deployment, we have remaining 45 machines.

➢	The estimated cash inflows and cash outflows used in our 144 tests were those that are:

•	“expected to arise as a direct result of the use . . . of the asset (asset group)”;[9]

•	“largely independent of the cash flows of other groups of assets and liabilities”;[10] and

•	“based on the existing service potential of the asset (asset group) at the date it [was] tested.”[11]

•	The cash flows were probability-weighted expected cash flows,[12] which were based on the following.

•	The likelihood the gaming center will remain open throughout its applicable service periods.

•	The assessed probability that a certain level of net hold per machine day will be realized.

•
We also included cash flows related to certain AWP administrative overhead (including legal fees incurred as a result of “opinion” related litigation), which we assumed related to the operations of the gaming centers.

8“The remaining useful life of an asset group shall be based on the remaining useful life of the primary asset of the group. For purposes of this Statement, the primary asset is the principal long-lived tangible asset being depreciated or intangible asset being amortized that is the most significant component asset from which the asset group derives its cash-flow-generating capacity.” (SFAS 144, ¶ 18)

9 SFAS 144, ¶ 16

10 SFAS 144, ¶ 4

11 SFAS 144, ¶ 19

12“The Board concluded that because estimates of future cash flows used to test for recoverability, in and of themselves, do not provide the basis for an accounting measurement, the preference for a probability-weighted approach in Concepts Statement 7 need not be extended to those estimates. However, the Board agreed that in situations in which alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or in which a range is estimated for the amount of possible future cash flows associated with the likely course of action, a probability- weighted approach may be useful in considering the likelihood of those possible outcomes.” (SFAS 144, ¶ B22)

Exhibit A

Impairment Tests

•
The net cash flow for each asset group was essentially the group’s cash flows from operations, adjusted for depreciation and amortization and certain other noncash operating expenses, with the following exceptions.[13]

•	The fair value purchase price of the leased AWP machines.

•	The costs associated with the capitalized hardware and software required to support the sweepstakes-based AWP games at the Corpus Christi center #5.

•	The costs incurred for tenant improvements at the Prospective Centers.

SFAS 142 Test (the 142 test)

➢	The carrying value of the AWP reporting unit, including goodwill, was as of April 29, 2007, adjusted as follows.

•	Intercompany assets and liabilities were eliminated.

•	The carrying value of the reporting unit was reduced by cash (including restricted cash).

•
A portion of the notes payable to related parties was allocated to the AWP reporting unit in proportion to the net assets of that reporting unit before such allocation compared to consolidated net assets as of April 29, 2007.

➢	The fair value of the reporting unit was determined using the income approach valuation technique[14] and other applicable guidance pursuant to SFAS 157, “Fair Value Measurements.”

•
The income approach valuation technique was the same valuation technique used by the independent appraisers when they valued K&B Sales, Inc. and Aces Wired, LLC for the purpose of the October 2005 business combination,[15] which business combination was effectively the beginning of our AWP gaming business.

➢
The undiscounted cash flows used in the 142 test were based substantially on the probability-weighted expected cash flows used in the SFAS 144 tests for the Existing Centers and the Prospective Centers.

•
The probability assessments of the net hold amounts used in the 142 test were adjusted as considered necessary to reflect the increases in the number of machines in operations at the Existing Centers, especially with regards to the Ft. Worth center (#1).

•	Because the fair value of the AWP reporting unit was done on a business enterprise basis, the following cash flows were included in the valuation of that reporting unit.

13“Those estimates shall include cash flows associated with future expenditures necessary to maintain the existing service potential of a long-lived asset (asset group).” (SFAS 144, ¶ 19)

14“Income approach. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.” (SFAS 157, ¶ 18.b.)

15 “The Board also agreed that if an acquired entity is a significant portion of a reporting unit (or a reporting unit itself) and the technique used to value the acquisition (determine the purchase price) is consistent with the objective of measuring fair value, the assumptions underlying that valuation should be used in measuring the fair value of the reporting unit. Board members noted that a valuation technique similar to that used to value the acquisition would most likely be used by the entity to determine the fair value of the reporting unit.” (SFAS 142, ¶ B155)

Exhibit A

Impairment Tests

•
The debt-service payments related to the capitalized lease obligations, the aforementioned allocated notes payable to related parties and a note payable assumed upon our acquisition in March 2006 of the proprietary software.

•	Capital expenditures for replacements of AWP machines and other personal property and improvements to leased facilities.

•	Expenses associated with all AWP administrative overhead (including “opinion” related legal expenses).

•	Income taxes at a 35% federal rate.

➢
The fair value of the AWP reporting unit was calculated as the present value as of April 29, 2007 of the aforementioned cash flows, inclusive of a four-times multiple of the pro forma fiscal year 2010 net earnings.

•	The discount rate was 4.71%, or the market yield as of April 27, 2007 on U.S. treasuries at 10-year constant maturity.

•	The 10-year yield was used because it best approximated the timeline used to fair value the AWP reporting unit.

•	The discount rate did not include a “risk premium” as the undiscounted probability-weighted cash flows are risk-adjusted expected cash flows.

Exhibit A

Impairment Tests
Aces Wired, Inc.
SFAS 142 and SFAS 144 Impairment Tests of Goodwill and Other Long-Lived Assets
Summary of Other Key Assumptions

●
The timeframe used to calculate the estimated fair value of the AWP reporting unit is based on the useful economic lives of the AWP machines, which useful lives were estimated to be 60 months each from the earlier of the lease commencement dates for machines subject to capitalized lease obligations or the in-service dates for owned machines. Additionally, machines are assumed to be replaced at the end of their respective 60-month useful lives for purposes of the SFAS 142 test only.

●
Other - in addition to the assumptions presented at the respective schedules for the Existing and Prospective Gaming Centers, the following assumptions were used generally and as applicable in our estimations of the undiscounted cash flows for those centers. AWP overhead includes approximately $441,000 of actual and estimated legal expenses resulting from the Attorney General's opinion in March 2007 and amortization of the intangible assets, gaming software and noncurrent prepaid game contract fees. Other AWP overhead consists mostly of payroll and employee benefits and is based on our actual 2007 fiscal year-to-date expenses. Our AWP administrative staff is currently at levels (both in number of employees and related payroll expenses) to support substantial growth in our AWP business in the near-term, inclusive of opening of the Prospective Centers.

-
System and game fees are based on current contract rates, or approximately 12.5% (blended rate) of net revenue per period, which includes fees paid under licensing agreements with vendors who provide us with certain of the gaming machines operated at the centers.

-
Rent expense is based on the actual facility lease agreements for the Existing Centers and Prospective Centers #9 and #11. Rent for each of the other Prospective Centers is assumed to be fixed at $12,000 per month with 3% annual increases beginning in fiscal year 2009.

-
Depreciation and amortization expense includes assumed straight-line depreciation over five-years for the pro forma Capital Expenditures, which expenditures are for replacements of AWP machines, other personal property and improvements and/or replacements of tenant improvements at leased facilities.

-
Other center expenses, except as noted, are based on our actual 2007 fiscal year-to-date expenses. Certain of these expenses are assumed to increase at approximately 2.5% per annum (compounded interest) beginning in fiscal year 2009. Additionally, certain of the operating expenses for the Prospective Centers, including payroll, are based on such actual expenses we have and are incurring at centers of comparable size, as measured in number of machines in operations.

-
Center and AWP administrative payroll is assumed to increase at 3.5% per annum (compounded interest) beginning in fiscal year 2009. Staffing at our gaming centers is largely dependent on the number of machines operated at each center. Accordingly, the only other significant increase in Existing Center payroll expense corresponds with the increased number of machines in operations at the Ft. Worth center (#1) to 200 machines beginning in 2008.

-	Income taxes are based on pretax book income (loss), with limited adjustments, and a 35% federal rate beginning in fiscal year 2008.
-	We have adequate inventory of AWP machines as of April 29, 2007 to support the forecasted growth used in these tests inclusive of the machines initially deployed in the Prospective Centers.
-	Residual values for AWP machines and other personal property are not considered to be significant and are not included in the forecasted cash flows.
-	Debt service payments are based on applicable amortization schedules for debt and capitalized lease obligations both specific and allocated to the AWP reporting unit.

Exhibit A

Impairment Tests

Aces Wired, Inc.
SFAS 144 Impairment Test of Amusement-With-Prize Long-Lived Assets (Asset Group)
Summary of Undiscounted Probability-Weighted Expected Pretax Cash Flow

			Intangible Assets		Other Long-lived Assets Subject to SFAS 144 (a)
			Favorable		Capitalized	Noncurrent	Other Property & Equipment
	Gaming Centers		Game	Proprietary	Gaming	Prepaid Game	Gaming	BackOffice
Undiscounted probability-weighted expected pretax cash flow	Existing	Prospective	Contracts	Software	Software	Contract Fees	Machines (b)	Systems (b)	Other	Total

Actual 13 weeks ended July 29, 2007	$(353,052)	$-	$-	$-	$-	$-	$-	$-	$-	$(353,052)
Pro forma 13 weeks ended October 28, 2007	203,561	-	-	-	-	-	-	-	-	203,561
Pro forma fiscal year 2008	2,279,364	33,656	-	-	-	-	-	-	-	2,313,020
Pro forma fiscal year 2009	3,235,729	924,797	-	-	-	-	-	-	-	4,160,526
Pro forma fiscal year 2010	3,027,427	877,595	-	-	-	-	-	-	-	3,905,022
Pro forma fiscal year 2011	2,171,482	699,989	-	-	-	-	-	-	-	2,871,471
Pro forma fiscal year 2012	1,031,027	411,178	-	-	-	-	-	-	-	1,442,205
Pro forma fiscal year 2013	249,268	116,305								365,573
Total undiscounted probability-weighted expected pretax cash flow	11,844,806	3,063,520	-	-	-	-	-	-	-	14,542,753
Carrying value of asset group as of April 29, 2007 (less cash)	2,348,006	1,130,554	468,740	787,145	446,842	128,055	189,631	70,585	167,496	5,737,054
Carrying value of asset group is recoverable	$9,496,800	$1,932,966	$(468,740)	$(787,145)	$(446,842)	$(128,055)	$(189,631)	$(70,585)	$(167,496)	$8,805,699

(a) Excludes goodwill assigned to the AWP reporting unit pursuant to ¶ 5 of SFAS 144 ("This Statement does not apply to (a) goodwill . . .") and approximately $289,000 of long-lived assets written off during the 13 weeks ended July 29, 2007 due to the abandonment of certain leaseholds.

(b) The spare machines and back-office systems can be used as replacements and/or maintenance spares.

Exhibit A

Impairment Tests
Aces Wired, Inc.
SFAS 144 Impairment Test of Amusement-With-Prize Long-Lived Assets (Asset Group)
Summary of Undiscounted Probability-Weighted Expected Pretax Cash Flow

	Existing Centers
				Corpus	Copperas
	Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Christi (#5)	Cove (#6)	Total
Probability that center remains open	95%	50%	75%	50%	95%
Actual 13 weeks ended July 29, 2007	$(193,369)	$(6,466)	$(45,811)	$(52,911)	$(54,495)	$(353,052)
Pro forma 13 weeks ended October 28, 2007	77,990	(3,569)	26,435	73,859	28,846	203,561
Pro forma fiscal year 2008	1,543,170	71,699	125,909	458,505	80,081	2,279,364
Pro forma fiscal year 2009	2,354,468	108,704	205,086	481,737	85,734	3,235,729
Pro forma fiscal year 2010	2,256,676	93,804	175,150	432,973	68,824	3,027,427
Pro forma fiscal year 2011	1,788,115	46,476	84,468	214,691	37,732	2,171,482
Pro forma fiscal year 2012	1,031,027	-	-	-	-	1,031,027
Pro forma fiscal year 2013	249,268	-	-	-	-	249,268
Total undiscounted probability-weighted expected pretax cash flow	9,107,345	310,648	571,237	1,608,854	246,722	11,844,806
Carrying value of asset group as of April 29, 2007 (less cash)	1,140,744	209,087	503,491	369,468	125,216	2,348,006
Carrying value of asset group is recoverable	$7,966,601	$101,561	$67,746	$1,239,386	$121,506	$9,496,800

	Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Corpus Christi (#5)	Copperas Cove (#6)	Total
● Weighted average number of machines in operations (*)
Actual 13 weeks ended July 29, 2007 (**)	72	-	50	60	23	205
Pro forma 13 weeks ended October 28, 2007	80	-	50	60	30	220
Pro forma fiscal year 2008	199	26	38	70	30	363
Pro forma fiscal year 2009	250	35	50	70	30	435
Pro forma fiscal year 2010	250	35	50	70	30	435
Pro forma fiscal years 2011	224	18	25	35	16	318
Pro forma fiscal years 2012	181	-	-	-	-	181
Pro forma fiscal years 2013	52	-	-	-	-	52
(*) Weighted average based on the number of machine days in the period and a 364/371-day fiscal year as applicable, pro rated for interim periods.
(**) Approximate number of machines deployed at each center as of July 29, 2007.

				Corpus	Copperas
	Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Christi (#5)	Cove (#6)
● Probability-weighted net hold per machine day
Actual 13 weeks ended July 29, 2007	$86.13	$-	$51.74	$48.07	$112.94
Pro forma 13 weeks ended October 28, 2007	79.88	-	60.99	62.05	102.01
Pro forma fiscal year 2008	75.81	85.79	62.10	68.12	66.27
Pro forma fiscal year 2009	76.55	86.23	62.43	69.07	66.59
Pro forma fiscal year 2010	76.78	86.43	62.53	68.97	66.73
Pro forma fiscal years 2011 through 2013, as applicable	76.80	86.43	62.45	68.39	66.73

				Corpus	Copperas
	Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Christi (#5)	Cove (#6)
● Probability-weighted expected net hold per machine day
Pro forma 13 weeks ended October 28, 2007	$75.89	$-	$45.74	$31.03	$96.91
Pro forma fiscal year 2008	72.02	42.90	46.58	34.06	62.96
Pro forma fiscal year 2009	72.72	43.12	46.82	34.54	63.26
Pro forma fiscal year 2010	72.94	43.22	46.90	34.49	63.39
Pro forma fiscal years 2011 through 2013, as applicable	72.96	43.22	46.84	34.20	63.39

Exhibit A

Impairment Tests

Aces Wired, Inc.
SFAS 144 Impairment Test of Amusement-With-Prize Long-Lived Assets (Asset Group)
Summary of Undiscounted Probability-Weighted Expected Pretax Cash Flow

	Prospective Centers
	San	Ft.	San Antonio	Ft. Worth
	Antonio (#9)	Worth (#11)	(SAT #2)	(FTW #3)	Total
Probability that center will remain open for all periods presented	50%	95%	50%	95%
Pro forma fiscal year 2008	$50,927	$28,107	$(59,918)	$14,540	$33,656
Pro forma fiscal year 2009	273,930	188,997	259,126	202,744	924,797
Pro forma fiscal year 2010	253,815	180,866	251,291	191,623	877,595
Pro forma fiscal year 2011	154,465	156,633	225,191	163,700	699,989
Pro forma fiscal year 2012	32,520	107,500	160,854	110,304	411,178
Pro forma fiscal year 2013	7,256	18,768	52,804	37,477	116,305
Total undiscounted probability-weighted expected pretax cash flow	772,913	680,871	889,348	720,388	3,063,520
Carrying value of asset group as of April 29, 2007 (less cash)	344,089	231,730	323,005	231,730	1,130,554
Carrying value of asset group is recoverable	$428,824	$449,141	$566,343	$488,658	$1,932,966

	San	Ft.	San Antonio	Ft. Worth
	Antonio (#9)	Worth (#11)	(SAT #2)	(FTW #3)	Total
● Weighted average number of machines in operations (*)
Pro forma fiscal year 2008	55	37	37	25	153
Pro forma fiscal year 2009	75	50	75	50	250
Pro forma fiscal year 2010	75	50	75	50	250
Pro forma fiscal year 2011	63	50	75	50	238
Pro forma fiscal year 2012	18	50	75	50	193
Pro forma fiscal year 2013	4	13	38	25	81
(*) Weighted average based on the number of machine days in the period and a 364/371-day fiscal year as applicable.

	San	Ft.	San Antonio	Ft. Worth
	Antonio (#9)	Worth (#11)	(SAT #2)	(FTW #3)
● Probability-weighted net hold per machine day
Pro forma fiscal year 2008	$65.00	$65.00	$65.00	$65.00
Pro forma fiscal year 2009	65.69	65.69	65.69	65.69
Pro forma fiscal year 2010	66.05	66.05	66.05	66.05
Pro forma fiscal years 2011 through 2013	66.21	66.21	66.21	66.21

	San	Ft.	San Antonio	Ft. Worth
	Antonio (#9)	Worth (#11)	(SAT #2)	(FTW #3)
● Probability-weighted expected net hold per machine day
Pro forma fiscal year 2008	$32.50	$61.75	$32.50	$61.75
Pro forma fiscal year 2009	32.85	62.41	32.85	62.41
Pro forma fiscal year 2010	33.03	62.75	33.03	62.75
Pro forma fiscal years 2011 through 2013	33.11	62.90	33.11	62.90

Exhibit A

Impairment Tests
Aces Wired, Inc.
SFAS 142 Impairment Test of Goodwill
Summary of Discounted Probability-Weighted Expected After-Tax Cash Flow

	Gaming Centers		AWP Administrative
	Existing	Prospective		Capital	Debt
	Centers	Centers	Overhead	Expenditures	Service	Total
Discounted probability-weighted expected after-tax cash flow
Actual 13 weeks ended July 29, 2007	$247,302	$-	$(596,316)	$(615,913)	$(184,209)	$(1,149,136)
Pro forma 13 weeks ended October 28, 2007	409,675	-	(429,625)	-	(182,102)	(202,052)
Pro forma fiscal year 2008	1,932,310	(5,594)	(847,551)	-	(1,206,137)	(126,972)
Pro forma fiscal year 2009	2,307,291	873,569	(775,788)	(44,566)	(382,102)	1,978,404
Pro forma fiscal year 2010	2,076,751	819,321	(816,195)	(21,280)	(184,073)	1,874,524
Pro forma fiscal years 2011	1,179,006	671,373	(844,630)	-	-	1,005,749
Pro forma fiscal years 2012	1,352,482	675,710	(949,222)	(38,818)	-	1,040,152
Pro forma fiscal years 2013	1,803,378	(112,660)	(906,525)	(18,536)	-	765,657
Terminal value at capitalization rate (based on pro forma fiscal year 2010)	6,599,089	2,544,364	(2,534,656)			6,608,797
Total discounted probability-weighted expected after-tax cash flow as of April 29, 2007						11,795,123
Carrying value of reporting unit as of April 29, 2007 (less cash)						6,907,839
Fair value of AWP reporting unit > carrying value of reporting unit; Goodwill is not impaired						$4,887,284

Discount rate = 4.71% APR, or the market yield as of April 27, 2007 on US Treasury securities at 10-year constant maturity. Discounting is calculated on an annual basis (ordinary annuity).
The risk-free interest rate is used as the discount rate because the undiscounted cash flows are risk-adjusted expected cash flows.

Capitalization rate = 25% APR (or, a four-times multiple)

Exhibit A

Impairment Tests

Aces Wired, Inc.
SFAS 142 Impairment Test of Goodwill
Summary of Discounted Probability-Weighted Expected After-Tax Cash Flow

	Existing Centers
				Corpus	Copperas
	Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Christi (#5)	Cove (#6)	Total
Assumed probability that center will remain open for all periods presented	95.0%	50.0%	75.0%	50.0%	95.0%
Actual 13 weeks ended July 29, 2007	$201,484	$(6,392)	$47,734	$(52,306)	$56,782	$247,302
Pro forma 13 weeks ended October 28, 2007	211,232	(3,488)	71,233	52,969	77,729	409,675
Pro forma fiscal year 2008	1,448,652	73,382	141,477	184,112	84,687	1,932,310
Pro forma fiscal year 2009	1,795,722	87,641	176,097	172,857	74,974	2,307,291
Pro forma fiscal year 2010	1,668,098	70,013	139,689	143,227	55,724	2,076,751
Pro forma fiscal years 2011	1,345,521	(16,236)	(48,560)	(7,747)	(93,972)	1,179,006
Pro forma fiscal years 2012	951,541	68,066	127,990	128,273	76,612	1,352,482
Pro forma fiscal years 2013	1,404,955	66,409	124,309	133,045	74,660	1,803,378
Terminal value at capitalization rate (based on pro forma fiscal year 2010)	5,155,882	270,425	433,798	535,647	203,337	6,599,089
Total discounted probability-weighted expected after-tax cash flow as of April 29, 2007	$14,183,087	$609,820	$1,213,767	$1,290,077	$610,533	$17,907,284

	Ft. Worth(#1)	Killeen (#2)	Amarillo (#4)	Corpus Christi (#5)	Copperas Cove (#6)	Total
● Weighted average number of machines in operations (*)
Actual 13 weeks ended July 29, 2007	72	-	50	60	23	205
Pro forma 13 weeks ended October 28, 2007 (**)	80	-	50	60	30	220
Pro forma fiscal year 2008	199	26	38	70	30	363
Pro forma fiscal year 2009	250	35	50	70	30	435
Pro forma fiscal year 2010	250	35	50	70	30	435
Pro forma fiscal years 2011 through 2013	250	35	50	70	30	435
(*) Weighted average based on the number of machine days in the period and a 364/371-day fiscal year as applicable, pro rated for interim periods.
(**) Approximate number of machines deployed at each center as of July 29, 2007.

	Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Corpus Christi (#5)	Copperas Cove (#6)
● Probability-weighted net hold per machine day
Actual 13 weeks ended July 29, 2007	$86.13	$-	$51.74	$48.07	$112.94
Pro forma 13 weeks ended October 28, 2007	79.88	-	60.99	62.05	102.01
Pro forma fiscal year 2008	75.81	85.79	62.10	68.12	66.27
Pro forma fiscal year 2009	76.55	86.23	62.43	69.07	66.59
Pro forma fiscal year 2010	76.78	86.43	62.53	68.97	66.73
Pro forma fiscal years 2011 through 2013	76.80	86.43	62.45	68.39	66.73

		Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Corpus Christi (#5)	Copperas Cove (#6)
● Probability-weighted expected net hold per machine day
Pro forma 13 weeks ended October 28, 2007		$75.89	$-	$45.74	$31.03	$96.91
Pro forma fiscal year 2008 (*)		72.02	42.90	46.58	34.06	62.96
Pro forma fiscal year 2009		72.72	43.12	46.82	34.54	63.26
Pro forma fiscal year 2010		72.94	43.22	46.90	34.49	63.39
Pro forma fiscal years 2011 through 2013		72.96	43.22	46.84	34.20	63.39
(*) Example: Ft. Worth (#1) - pro forma fiscal year 2008	Assessed probability
	Net hold	Percent
Initial test projected net hold	$83.25	2.0%	$1.67
Net hold for 13 weeks ended July 29, 2007 (increased by ≈ 1.06%)	87.03	1.0%	0.87
Net hold for 13 weeks ended September 30, 2007 (increased by ≈ 1.06%)	75.54	97.0%	73.27
Probability-weighted net hold per machine day			75.81
Probability that center will remain open (market risk adjustment)			95.0%
Probability-weighted expected net hold per machine day			$72.02

● Other

- Advertising and promotional expenses, which have been significantly curtailed since the Attorney General's opinion was issued in March 2007, are assumed to be approximately 10.4% of net revenue beginning in fiscal year 2008. Historically, our net revenue has been very sensitive to and positively correlated with our advertising and promotional expenditures. The table below illustrates the estimated changes in the probability-weighted net hold for the periods presented. In addition to the increased advertising and promotional expenses, the changes include other factors that affect net revenue such as the number of machines in operations and market maturity.
				Corpus	Copperas
	Ft.Worth (#1)	Killeen (#2)	Amarillo (#4)	Christi (#5)	Cove (#6)

Pro forma fiscal year 2008	-5.095%		1.820%	9.782%	-35.036%
Pro forma fiscal year 2009	0.976%	0.513%	0.531%	1.395%	0.483%
Pro forma fiscal year 2010	0.300%	0.232%	0.160%	-0.145%	0.210%
Pro forma fiscal year 2011 and thereafter	0.026%	0.000%	-0.128%	-0.841%	0.000%

Exhibit A

Impairment Tests

Aces Wired, Inc.
SFAS 142 Impairment Test of Goodwill
Summary of Discounted Probability-Weighted Expected After-Tax Cash Flow

	Prospective Centers
	San	Ft.	San Antonio	Ft. Worth
	Antonio (#9)	Worth (#11)	(SAT #2)	(FTW #3)	Total
Assumed probability that center will remain open for all periods presented	50.0%	95.0%	50.0%	95.0%
Pro forma fiscal year 2008	$36,557	$33,937	$(82,522)	$6,434	$(5,594)
Pro forma fiscal year 2009	318,965	166,886	206,310	181,408	873,569
Pro forma fiscal year 2010	290,164	156,957	195,918	176,282	819,321
Pro forma fiscal year 2011	184,132	141,931	181,446	163,864	671,373
Pro forma fiscal year 2012	230,787	127,310	167,278	150,335	675,710
Pro forma fiscal year 2013	135,672	(85,352)	22,698	(185,678)	(112,660)
Terminal value at capitalization rate (based on pro forma fiscal year 2010)	901,091	487,423	608,414	547,436	2,544,364
Total discounted probability-weighted expected after-tax cash flow as of April 29, 2007	$2,097,368	$1,029,092	$1,299,542	$1,040,081	$5,466,083

	San	Ft.	San Antonio	Ft. Worth
	Antonio (#9)	Worth (#11)	(SAT #2)	(FTW #3)	Total
● Weighted average number of machines in operations (*)
Pro forma fiscal year 2008	55	37	37	25	153
Pro forma fiscal year 2009	75	50	75	50	250
Pro forma fiscal year 2010	75	50	75	50	250
Pro forma fiscal years 2011 through 2013	75	50	75	50	250
(*) Weighted average based on the number of machine days in the period and a 364/371-day fiscal year as applicable.

	San	Ft.	San Antonio	Ft. Worth
	Antonio (#9)	Worth (#11)	(SAT #2)	(FTW #3)
● Probability-weighted net hold per machine day
Pro forma fiscal year 2008	$65.00	$65.00	$65.00	$65.00
Pro forma fiscal year 2009	65.69	65.69	65.69	65.69
Pro forma fiscal year 2010	66.05	66.05	66.05	66.05
Pro forma fiscal years 2011 through 2013	66.21	66.21	66.21	66.21

	San	Ft.	San Antonio	Ft. Worth
	Antonio (#9)	Worth (#11)	(SAT #2)	(FTW #3)
● Probability-weighted expected net hold per machine day
Pro forma fiscal year 2008	$32.50	$61.75	$32.50	$61.75
Pro forma fiscal year 2009	32.85	62.41	32.85	62.41
Pro forma fiscal year 2010	33.03	62.75	33.03	62.75
Pro forma fiscal years 2011 through 2013	33.11	62.90	33.11	62.90

● Other

- Advertising and promotional expenses are assumed to be 21% of net revenue in fiscal year2008 (the first year of operations) and approximately 10.4% of net revenue thereafter. Historically, our net revenue has been very sensitive to and positively correlated with our advertising and promotional expenditures, and we expect such positive influence on customer demand in these new centers. The table below illustrates the estimated changes in the probability-weighted net hold for the periods presented, which are primarily due to the advertising and promotional expenditures.

	San	Ft. Worth	San Antonio	Ft. Worth
	Antonio (#9)	(#11)	(SAT #2)	(FTW #3)

Pro forma fiscal year 2009	1.062%	1.062%	1.062%	1.062%
Pro forma fiscal year 2010	0.548%	0.548%	0.548%	0.548%
Pro forma fiscal year 2011	0.242%	0.242%	0.242%	0.242%
Pro forma fiscal years 2012 and 2013	0.000%	0.000%	0.000%	0.000%

Exhibit A

Impairment Tests
Aces Wired, Inc.
Condensed Reconciliation of Carrying Values of SFAS 144 Long-Lived Assets (Asset Group) and SFAS 142 Reporting Unit
as of April 29, 2007

Carrying Value of SFAS 144 Long-Lived Assets (Asset Group) - Less Cash	$5,737,054
Add (Subtract)
Total Current Assets - Less Cash	224,355
Goodwill	2,913,522
Noncurrent Assets, Other	122,467
Total Liabilities	(2,502,462)
Long-Lived Assets Written Off During 13-week Period Ended July 29, 2007	289,249
Other (Assets) / Liabilities Included In SFAS 144 Gaming Center Asset Groups, Net	123,654
Total Reconciling Items, Net	1,170,785
Carrying Value of SFAS 142 Reporting Unit - Less Cash	$6,907,839

Exhibit B

Reconciliations of Operating Results and Net Hold per Machine Day

Aces Wired, Inc.
Amusement-With-Prize (AWP) Business Segment
Statements of Operations
For the 13-week Period ended July 29, 2007 (unaudited)

	Amusement Gaming Center					Other	Total
				Corpus	Copperas	AWP	AWP
	Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Christi (#5)	Cove (#6)	entities (a)	Segment

Revenue
Gaming amusement centers	$553,901	$-	$248,209	$125,020	$237,736	$16,682	$1,181,548
Less promotional allowances	16,422	-	12,811	6,768	6,883	-	42,884
Net revenue	537,479	-	235,398	118,252	230,853	16,682	1,138,664
Expenses
Operating expenses - gaming amusement centers:
Advertising	13,719	996	15,532	4,678	10,426	-	45,351
System and Game Fees	58,533	-	16,696	8,931	21,038	-	105,198
Payroll and Benefits (b)	91,247	234	66,395	41,366	49,156	288,677	537,075
Rent	97,738	40,138	23,482	28,116	60,348	109,829	359,651
Abandonment losses	33,415	-	-	-	-	324,023	357,438
Other (c)	72,429	5,236	65,007	66,992	32,446	296,492	538,602
	367,081	46,604	187,112	150,083	173,414	1,019,021	1,943,315
Depreciation and amortization	23,543	5,163	31,406	29,506	9,861	171,027	270,506
Total operating expenses	390,624	51,767	218,518	179,589	183,275	1,190,048	2,213,821
Operating income (loss)	146,855	(51,767)	16,880	(61,337)	47,578	(1,173,366)	(1,075,157)
Other income (expense)
Interest expense	-	-	-	-	-	(31,409)	(31,409)
Other, net	-	-	-	-	-	5,428	5,428
Total other income (expense), net	-	-	-	-	-	(25,981)	(25,981)
Income (loss) before income taxes	$146,855	$(51,767)	$16,880	$(61,337)	$47,578	$(1,199,347)	$(1,101,138)

(a) Amounts include revenue and expenses associated with the Killeen center, two permanently closed gaming centers and administrative overhead.

(b) Payroll and benefits for the other AWP entities includes share-based compensation.

(c) Other expenses the other AWP entities includes legal fees directly attributable to the litigation resulting from the opinion issued by the Attorney General of Texas in March 2007.

Exhibit B

Reconciliations of Operating Results and Net Hold per Machine Day

Aces Wired, Inc.
Amusement-With-Prize Business Segment
Net Hold per Machine Day
For the 13-week Period ended July 29, 2007 (unaudited)

	Amusement Gaming Center
			Corpus	Copperas
	Ft. Worth (#1)	Amarillo (#4)	Christi (#5)	Cove (#6)	Other (a)	Total

Revenue
Gaming amusement centers	$553,901	$248,209	$125,020	$237,736	$16,682	$1,181,548
Less promotional allowances	16,422	12,811	6,768	6,883	-	42,884
Net revenue, as reported	537,479	235,398	118,252	230,853	16,682	1,138,664
Less other	-	-	-	-	-	16,682
Net revenue, adjusted for net hold calculations	537,479	235,398	118,252	230,853	$16,682	1,121,982
Machine days (b)	6,240	4,550	2,460	2,044		15,294
Net hold per machine day	$86.13	$51.74	$48.07	$112.94		$73.36

(a) This revenue relates to income from a revenue-sharing agreement for a gaming center in El Paso where we were a minor joint operator, which business relationship ended in March 2007.

(b) Machine days are based on the number of machines in operations at the end of each fiscal month times the respective days in each fiscal month. With very few exceptions (e.g., Christmas), our gaming centers are open almost every day of the year.

Exhibit B

Reconciliations of Operating Results and Net Hold per Machine Day

Aces Wired, Inc.
Amusement-With-Prize (AWP) Business Segment
Statements of Operations
For the 26-week Period ended April 29, 2007 (unaudited)

	Amusement Gaming Center					Other	Total
				Corpus	Copperas	AWP	AWP
	Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Christi (#5)	Cove (#6)	entities (a)	Segment

Revenue
Gaming amusement centers	$778,913	$540,450	$618,863	$871,473	$333,556	$178,252	$3,321,507
Less promotional allowances	38,548	28,492	34,883	35,212	17,735	9,880	164,750
Net revenue	740,365	511,958	583,980	836,261	315,821	168,372	3,156,757

Expenses
Operating expenses - gaming amusement centers:
Advertising	39,922	38,509	108,583	45,270	25,460	20,560	278,304
System and Game Fees	67,890	37,832	39,788	59,521	26,434	10,718	242,183
Payroll and Benefits	125,705	106,067	216,480	102,947	88,368	336,957	976,524
Rent	264,867	118,956	47,879	98,753	65,074	169,124	764,653
Abandonment losses	-	-	-	-	-	23,309	23,309
Other	72,056	51,814	168,849	103,247	47,660	630,395	1,074,021
	570,440	353,178	581,579	409,738	252,996	1,191,063	3,358,994
Depreciation and amortization	7,828	10,353	62,652	57,981	19,737	284,593	443,144
Total operating expenses	578,268	363,531	644,231	467,719	272,733	1,475,656	3,802,138
Operating income (loss)	162,097	148,427	(60,251)	368,542	43,088	(1,307,284)	(645,381)
Other income (expense)
Interest expense	-	-	-	-	-	(72,870)	(72,870)
Other, net	-	-	(378)	(2,500)	-	1,019	(1,859)
Total other income (expense), net	-	-	(378)	(2,500)	-	(71,851)	(74,729)
Income (loss) before income taxes	$162,097	$148,427	$(60,629)	$366,042	$43,088	$(1,379,135)	$(720,110)

(a) Amounts include revenue and expenses associated with the Killeen center, two permanently closed gaming centers and administrative overhead.

Exhibit B

Reconciliations of Operating Results and Net Hold per Machine Day

Aces Wired, Inc.
Amusement-With-Prize Business Segment
Net Hold per Machine Day
For the 26-week Period ended April 29, 2007 (unaudited)

	Amusement Gaming Center
	Ft. Worth (#1)	Killeen (#2)	Closed center (a)	Amarillo (#4)	Corpus Christi (#5)	Copperas Cove (#6)	Other (b)	Total

Revenue
Gaming amusement centers	$778,913	$540,450	$115,674	$618,863	$871,473	$333,556	$62,578	$3,321,507
Less promotional allowances	38,548	28,492	9,880	34,883	35,212	17,735	-	164,750
Net revenue, as reported	740,365	511,958	105,794	583,980	836,261	315,821	62,578	3,156,757
Less concession revenue	-	-	-	5,712	-	-	-	5,712
Less other	-	-	-	-	-	-	-	62,578
Net revenue, adjusted for net hold calculations	740,365	511,958	105,794	578,268	836,261	315,821	$62,578	3,088,467
Machine days (c)	6,447	5,040	1,820	8,750	7,252	4,270		33,579
Net hold per machine day - revised	$114.84	$101.58	$58.13	$66.09	$115.31	$73.96		$91.98
Net hold per machine day - original calculations (d)	$116.67			$63.55		$86.76		$93.29

(a) This center in Corpus Christi was permanently closed in February 2007 due to operational reasons.

(b) This revenue relates to spoilage on expired Ace Advantage Cards and income from a revenue-sharing agreement for a gaming center in El Paso where we were a minor joint operator. We ended our relationship with the El Paso center in March 2007.

(c) Machine days are based on the number of machines in operations at the end of each fiscal month times the respective days in each fiscal month. With very few exceptions (e.g., Christmas), our gaming centers are open almost every day of the year.

(d) The original calculations of net hold per machine day were incorrectly based on the number of calendar days in the six-month period ended April 30, 2007 rather than the number of fiscal days in the 39-week period ended April 29, 2007.

Exhibit C

Reconciliations of Asset Groups and Reporting Unit

Aces Wired, Inc.
Consolidated Balance Sheets
As of April 29, 2007 (unaudited)

			Amusement-With-Prize (AWP)
	Aces Wired, Inc.		Existing	Prospective		Total
	(Parent)	K&B Sales	Centers	Centers	Other	AWP	Eliminations	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$3,093,205	$526,417	$188,766	$49,200	$412,225	$650,191	$-	$4,269,813
Restricted cash	-	-	-	-	250,000	250,000	-	250,000
Trade accounts receivable, net	8,270	929,494	5,108	-	9,580	14,688	(14,286)	938,166
Inventory, net	-	847,824	-	-	-	-	-	847,824
Prepaid expenses and other	278,321	45,664	62,621	7,930	153,401	223,952	-	547,937
Deferred income tax assets	104,921	-	-	-	-	-	-	104,921
Total current assets	3,484,717	2,349,399	256,495	57,130	825,206	1,138,831	(14,286)	6,958,661
Property and equipment, net	84,227	1,013,409	2,483,538	1,118,679	1,163,802	4,766,019	-	5,863,655
Goodwill	-	-	-	-	2,913,522	2,913,522	-	2,913,522
Intangible assets, net	-	50,831	-	-	1,255,885	1,255,885	-	1,306,716
Other assets	3,208,416	7,651,927	38,950	10,800	1,034,376	1,084,126	(11,667,803)	276,666
Total assets	$6,777,360	$11,065,566	$2,778,983	$1,186,609	$7,192,791	$11,158,383	$(11,682,089)	$17,319,220

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt and
capitalized lease obligations	$449,975	$-	$-	$-	$1,242,247	$1,242,247	$-	$1,692,222
Trade accounts payable	28,997	67,379	94,810	-	88,301	183,111	(46,814)	232,673
Income taxes payable and accrued expenses	468,477	238,477	7,454	-	126,111	133,565	32,528	873,047
Total current liabilities	947,449	305,856	102,264	-	1,456,659	1,558,923	(14,286)	2,797,942
Long-term debt and capitalized lease obligations	-	-	-	-	748,407	748,407	-	748,407
Deferred income tax liabilities	217,779	-	-	-	-	-	-	217,779
Other deferred liabilities and credits	-	-	139,945	6,855	7,088,518	7,235,318	(7,025,900)	209,418
Total liabilities	1,165,228	305,856	242,209	6,855	9,293,584	9,542,648	(7,040,186)	3,973,546
Stockholders' equity
Preferred stock and common stock,
net of treasury stock	9,571	403	-	-	-	-	(403)	9,571
Additional paid-in capital	11,575,043	4,881,675	1,499,218	1,190,744	2,803,766	5,493,728	(4,641,500)	17,308,946
Accumulated earnings (deficit)	(5,972,482)	5,877,632	1,037,556	(10,990)	(4,904,559)	(3,877,993)	-	(3,972,843)
Total stockholders' equity	5,612,132	10,759,710	2,536,774	1,179,754	(2,100,793)	1,615,735	(4,641,903)	13,345,674
Total liabilities and stockholders' equity	$6,777,360	$11,065,566	$2,778,983	$1,186,609	$7,192,791	$11,158,383	$(11,682,089)	$17,319,220

Exhibit C

Reconciliations of Asset Groups and Reporting Unit

Aces Wired, Inc.
Asset Group for SFAS 144 Impairment Test
As of April 29, 2007 (unaudited)

					Noncurrent
					Prepaid
				Capitalized	Game				3rd Quarter	Total
	Existing	Prospective	Intangible	Gaming	Contract		Total		Abandonment	SFAS 144
	Centers	Centers	Assets	Software	Fees	Other	AWP	Eliminations	Losses	Asset Group
ASSETS
Current assets
Cash and cash equivalents	$188,766	$49,200	$-	$-	$-	$412,225	$650,191	$(412,225)	$-	$237,966
Restricted cash	-	-	-	-	-	250,000	250,000	(250,000)	-	-
Trade accounts receivable, net	5,108	-	-	-	-	9,580	14,688	(9,580)	-	5,108
Inventory, net	-	-	-	-	-	-	-	-	-	-
Prepaid expenses and other	62,621	7,930	-	-	-	153,401	223,952	(153,401)	-	70,551
Deferred income tax assets	-	-	-	-	-	-	-	-	-	-
Total current assets	256,495	57,130	-	-	-	825,206	1,138,831	(825,206)	-	313,625
Property and equipment, net	2,483,538	1,118,679	-	446,842	-	716,960	4,766,019	-	(289,248)	4,476,771
Goodwill	-	-	-	-	-	2,913,522	2,913,522	(2,913,522)	-	-
Intangible assets, net	-	-	1,255,885	-	-	-	1,255,885	-	-	1,255,885
Other assets	38,950	10,800	-	-	128,055	906,321	1,084,126	(906,321)	-	177,805
Total assets	$2,778,983	$1,186,609	$1,255,885	$446,842	$128,055	$5,362,009	$11,158,383	$(4,645,049)	$(289,248)	$6,224,086

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt and
capitalized lease obligations	$-	$-	$-	$-	$-	$1,242,247	$1,242,247	$(1,242,247)	$-	$-
Trade accounts payable	94,810	-	-	-	-	88,301	183,111	(88,301)	-	94,810
Income taxes payable and accrued expenses	7,454	-	-	-	-	126,112	133,566	(126,112)	-	7,454
Total current liabilities	102,264	-	-	-	-	1,456,660	1,558,924	(1,456,660)	-	102,264
Long-term debt and capitalized lease obligations	-	-	-	-	-	748,407	748,407	(748,407)	-	-
Deferred income tax liabilities	-	-	-	-	-	-	-	-	-	-
Other deferred liabilities and credits	139,945	6,855	-	-	-	7,088,518	7,235,318	(7,088,518)	-	146,800
Total liabilities	242,209	6,855	-	-	-	9,293,585	9,542,649	(9,293,585)	-	249,064
Stockholders' equity
Preferred stock and common stock,
net of treasury stock	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	1,499,218	1,190,744	1,255,885	446,842	128,055	972,983	5,493,727	(256,023)	-	5,237,704
Accumulated earnings (deficit)	1,037,556	(10,990)	-	-	-	(4,904,559)	(3,877,993)	4,904,559	(289,248)	737,318
Total stockholders' equity	2,536,774	1,179,754	1,255,885	446,842	128,055	(3,931,576)	1,615,734	4,648,536	(289,248)	5,975,022
Total liabilities and stockholders' equity	$2,778,983	$1,186,609	$1,255,885	$446,842	$128,055	$5,362,009	$11,158,383	$(4,645,049)	$(289,248)	$6,224,086

CARRYING VALUE OF ASSET GROUP - Less Cash	$2,348,008	$1,130,554	$1,255,885	$446,842	$128,055					$5,737,056

Exhibit C

Reconciliations of Asset Groups and Reporting Unit

Aces Wired, Inc.
Asset Group for SFAS 144 Impairment Test - Existing Centers
As of April 29, 2007 (unaudited)

						Total
				Corpus	Copperas	Existing
	Ft. Worth (#1)	Killeen (#2)	Amarillo (#4)	Christi (#5)	Cove (#6)	Centers
ASSETS
Current assets
Cash and cash equivalents	$79,620	$6,494	$28,999	$16,349	$57,304	$188,766
Restricted cash	-	-	-	-	-	-
Trade accounts receivable, net	-	-	4,707	401	-	5,108
Inventory, net	-	-	-	-	-	-
Prepaid expenses and other	6,577	7,054	17,057	24,384	7,549	62,621
Deferred income tax assets	-	-	-	-	-	-
Total current assets	86,197	13,548	50,763	41,134	64,853	256,495
Property and equipment, net	1,267,678	203,240	461,362	396,198	155,060	2,483,538
Goodwill	-	-	-	-	-	-
Intangible assets, net	-	-	-	-	-	-
Other assets	-	-	28,950	10,000	-	38,950
Total assets	$1,353,875	$216,788	$541,075	$447,332	$219,913	$2,778,983

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt and
capitalized lease obligations	$-	$-	$-	$-	$-	$-
Trade accounts payable	46,651	6	6,645	4,915	36,593	94,810
Income taxes payable and accrued expenses	1,146	1,199	1,940	2,369	800	7,454
Total current liabilities	47,797	1,205	8,585	7,284	37,393	102,264
Long-term debt and capitalized lease obligations	-	-	-	-	-	-
Deferred income tax liabilities	-	-	-	-	-	-
Other deferred liabilities and credits	85,714	-	-	54,231	-	139,945
Total liabilities	133,511	1,205	8,585	61,515	37,393	242,209
Stockholders' equity
Preferred stock and common stock,
net of treasury stock	-	-	-	-	-	-
Additional paid-in capital	828,058	(208,621)	723,091	(47,062)	203,752	1,499,218
Accumulated earnings (deficit)	392,306	424,204	(190,601)	432,879	(21,232)	1,037,556
Total stockholders' equity	1,220,364	215,583	532,490	385,817	182,520	2,536,774
Total liabilities and stockholders' equity	$1,353,875	$216,788	$541,075	$447,332	$219,913	$2,778,983

CARRYING VALUE OF ASSET GROUP - Less Cash	$1,140,744	$209,089	$503,491	$369,468	$125,216	$2,348,008

Exhibit C

Reconciliations of Asset Groups and Reporting Unit

Aces Wired, Inc.
Asset Group for SFAS 144 Impairment Test - Prospective Centers
As of April 29, 2007 (unaudited)

			San	Ft.	Total
	San	Ft.	Antonio	Worth	Prospective
	Antonio (#9)	Worth (#11)	(SAT #2)	(FTW #3)	Centers
ASSETS
Current assets
Cash and cash equivalents	$49,200	$-	$-	$-	$49,200
Restricted cash	-	-	-	-	-
Trade accounts receivable, net	-	-	-	-	-
Inventory, net	-	-	-	-	-
Prepaid expenses and other	7,930	-	-	-	7,930
Deferred income tax assets	-	-	-	-	-
Total current assets	57,130	-	-	-	57,130
Property and equipment, net	332,214	231,730	323,005	231,730	1,118,679
Goodwill	-	-	-	-	-
Intangible assets, net	-	-	-	-	-
Other assets	10,800	-	-	-	10,800
Total assets	$400,144	$231,730	$323,005	$231,730	$1,186,609

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt and
capitalized lease obligations	$-	$-	$-	$-	$-
Trade accounts payable	-	-	-	-	-
Income taxes payable and accrued expenses	-	-	-	-	-
Total current liabilities	-	-	-	-	-
Long-term debt and capitalized lease obligations	-	-	-	-	-
Deferred income tax liabilities	-	-	-	-	-
Other deferred liabilities and credits	6,855	-	-	-	6,855
Total liabilities	6,855	-	-	-	6,855
Stockholders' equity
Preferred stock and common stock,
net of treasury stock		-	-	-	-
Additional paid-in capital	404,279	231,730	323,005	231,730	1,190,744
Accumulated earnings (deficit)	(10,990)	-	-	-	(10,990)
Total stockholders' equity	393,289	231,730	323,005	231,730	1,179,754
Total liabilities and stockholders' equity	$400,144	$231,730	$323,005	$231,730	$1,186,609

CARRYING VALUE OF ASSET GROUP - Less Cash	$344,089	$231,730	$323,005	$231,730	$1,130,554

Exhibit C

Reconciliations of Asset Groups and Reporting Unit

Aces Wired, Inc.
AWP Reporting Unit for SFAS 142 Impairment Test of Goodwill
Balance Sheets
As of April 29, 2007 (unaudited)

			SFAS 142
	Total		Reporting
	AWP	Eliminations	Unit
ASSETS
Current assets
Cash and cash equivalents	$650,191	$-	$650,191
Restricted cash	250,000	-	250,000
Trade accounts receivable, net	14,688	(14,286)	402
Inventory, net	-	-	-
Prepaid expenses and other	223,952	-	223,952
Deferred income tax assets	-	-	-
Total current assets	1,138,831	(14,286)	1,124,545
Property and equipment, net	4,766,019	-	4,766,019
Goodwill	2,913,522	-	2,913,522
Intangible assets, net	1,255,885	-	1,255,885
Other assets	1,084,126	(833,604)	250,522
Total assets	$11,158,383	$(847,890)	$10,310,493

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt and
capitalized lease obligations	$1,242,247	$-	$1,242,247
Trade accounts payable	183,111	(46,814)	136,297
Income taxes payable and accrued expenses	133,566	32,528	166,094
Total current liabilities	1,558,924	(14,286)	1,544,638
Long-term debt and capitalized lease obligations	748,407	-	748,407
Deferred income tax liabilities	-	-	-
Other deferred liabilities and credits	7,235,318	(7,025,900)	209,418
Total liabilities	9,542,649	(7,040,186)	2,502,463
Stockholders' equity
Preferred stock and common stock,
net of treasury stock	-	-	-
Additional paid-in capital	5,493,727	6,192,296	11,686,023
Accumulated deficit	(3,877,993)	-	(3,877,993)
Total stockholders' equity	1,615,734	6,192,296	7,808,030
Total liabilities and stockholders' equity	$11,158,383	$(847,890)	$10,310,493

CARRYING VALUE OF REPORTING UNIT			$7,808,030
Less Cash (including restricted cash)			900,191
CARRYING VALUE OF REPORTING UNIT - Less Cash			$6,907,839